SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)1

                      TOTAL ENTERTAINMENT RESTAURANT CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   89150E 10 0
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 3, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
          1       The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 89150E 10 0                13D           Page 2 of 6 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Dennis L. Thompson
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                         PF, 00
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                         539,800(1) shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                        8          SHARED VOTING POWER

                                      0 shares
              ------------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                      539,800(1) shares
              ------------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                      0 shares
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         539,800(1) shares
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.2%
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      14        TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      Includes 244,900 shares held by Mr. Thompson's wife.

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CUSIP No. 89150E 10 0                13D           Page 3 of 6 Pages
----------------------------                     -------------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").


ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to Common Stock, $0.01 par value per share ("Common Stock"), of Total Entertainment Restaurant Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 300 Crescent Court, Building 300, Suite 850, Dallas, Texas 75201.

                  In February 1997, the Company issued to the holders of its Common Stock a 79-for-1 stock dividend. All information in this Schedule 13D gives effect to the stock dividend.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is filed by Dennis L. Thompson (the "Reporting Person").

                  (b) The principal business address of the Reporting Person is 8848-J Red Oak Blvd., Charlotte, North Carolina 28217.

                  (c) The principal occupation of the Reporting Person is as a private investor in and founder of restaurant concepts. The Reporting Person is also a Director of the Issuer.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

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CUSIP No. 89150E 10 0                13D           Page 4 of 6 Pages
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ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On December 3, 1997, the Reporting Person acquired 50,000 shares of Common Stock in an open market purchase. The aggregate purchase price was $337,500 and came from the personal and other funds of the Reporting Person.

                  In February 1997, the Reporting Person and his wife exchanged all of the shares of common stock, no par value, of Bailey's Sports Grille, Inc. owned by them for 489,800 shares of Common Stock, 244,900 shares of which are owned by the Reporting Person's wife, in a tax-free exchange transaction.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Person purchased the shares of Common Stock for investment purposes. The Reporting Person has no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based upon 10,415,000 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 9, 1997.

                  As of the close of business on December 11, 1997, the Reporting Person beneficially owns 539,800 shares of Common Stock, 244,900 shares of which are owned by the Reporting Person's wife, constituting approximately 5.2% of the shares outstanding.

                  (b) The Reporting Person has the sole power to vote and dispose of the shares reported in this Schedule 13D, 244,900 shares of which are owned by the Reporting Person's wife.

                  (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Person effected in the last sixty days:


                                     Number of
                                       Shares                   Purchase
       PURCHASE DATE                 PURCHASED                   PRICE

          12/3/97                      50,000                     6.75

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CUSIP No. 89150E 10 0                13D           Page 5 of 6 Pages
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                  (d)      No person other than the Reporting Person is known to
have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements or understandings between the Reporting Person and any other Person with respect to the securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 12, 1997                              /S/ DENNIS L. THOMPSON
                                                     ------------------------
                                                        Dennis L. Thompson